Delinquent

LB-UBS Commercial Mortgage Trust 2002 - C1
Delinquent Loan Status Report
12/11/02

S4	S61	S57	S58	S62 or S63	P8	P7	P37	P39	P38
						(a)	(b)	(c)	(d)	(e)=a+b+c+d
Prospectus ID	Prop Type	City	State	Sq Ft or Units	Paid Thru Date	Scheduled Loan Balance	Total P&I Advances To Date	Total Expenses To Date	Other Advances (Taxes & Escrow)	Total Exposure	Current Monthly P&I	Current Interest Rate	Maturity Date	LTM NOI Date	LTM NOI	LTM DSCR	Valuation Date	Appraisal BPO or Internal Value	Loss using 90 % Appr or BPO	Total Appraisal Reduction Realized	Transfer Date	Date Asset Expected to be Resolved or Forclosed	Workout Strategy	Comments
90 DAYS DELINQUENT

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60 DAYS DELINQUENT

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30 DAYS DELINQUENT

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CURRENT & AT SPECIAL SERVICER

FCL - Foreclosure
LTM - Latest 12 Months either Last Annual or Trailing 12 months

*** How to determine the cap rate is agreed upon by Underwriter and servicers - to be provided by a third party.

Last Updated on 12/27/02
By LSancho